SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )

SpectRx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847635109

(CUSIP Number)

Richard P. Schneider

c/o Easton Hunt Capital Partners, L.P.

767 Third Avenue, 7th Floor

New York, NY 10017

(212) 702-0950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box   ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847635109	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Easton Hunt Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,249,995 (1)
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,249,995 (1)
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,249,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5% *
14	TYPE OF REPORTING PERSON

PN

*	Based upon the 11,858,436 shares of common stock (“Common Stock”) outstanding as of May 15, 2006, according to the Issuer’s 10-QSB as filed with the Securities and Exchange Commission.
(1)	Consists of 83,333 shares of preferred stock presently convertible into 833,330 shares of Common Stock and warrants to purchase 416,665 shares of Common Stock (the “Shares”).

CUSIP No. 847635109	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

EHC GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,249,995 (1)
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,249,995 (1)
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,249,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5% *
14	TYPE OF REPORTING PERSON

PN

*	Based upon the 11,858,436 shares of common stock (“Common Stock”) outstanding as of May 15, 2006, according to the Issuer’s 10-QSB as filed with the Securities and Exchange Commission.
(1)	Consists of 83,333 shares of preferred stock presently convertible into 833,330 shares of Common Stock and warrants to purchase 416,665 shares of Common Stock (the “Shares”).

CUSIP No. 847635109	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

EHC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,249,995 (1)
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,249,995 (1)
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,249,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5% *
14	TYPE OF REPORTING PERSON

CO

*	Based upon the 11,858,436 shares of common stock (“Common Stock”) outstanding as of May 15, 2006, according to the Issuer’s 10-QSB as filed with the Securities and Exchange Commission.
(1)	Consists of 83,333 shares of preferred stock presently convertible into 833,330 shares of Common Stock and warrants to purchase 416,665 shares of Common Stock (the “Shares”).

Item 1. Security and Issuer.

The name of the issuer is SpectRx, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s office is 4955 Avalon Ridge Parkway, Suite 300, Norcross, Georgia 30071. This Schedule 13D relates to the Issuer’s Common Stock.

Item 2. Identity and Background.

(a -c) This statement is being filed by (i) Easton Hunt Capital Partners, L.P., a Delaware limited partnership (the “Fund”), (ii) EHC GP, LP, a Delaware limited partnership (“EHC GP”) and (iii) EHC, Inc., a Delaware corporation (“EHC Inc.” and together with EHC GP, collectively, the “Reporting Persons”).

The Shares are directly owned by the Fund. EHC GP is the general partner of the Fund. EHC Inc. is the general partner of EHC GP. The address for the Fund and each of the Reporting Persons is 767 Third Avenue, 7th Floor New York, NY 10017. The Fund is a venture capital and private equity investment fund licensed by the U.S. Small Business Administration as a small business investment company.

(d) During the last five years, neither the Fund nor the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Fund nor the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The funds used for the purchase of the Shares came from the working capital of the Fund. No borrowed funds were used to purchase the Shares.

Item 4. Purpose of Transaction.

The Fund and the Reporting Persons previously filed a Schedule 13G relating to the Common Stock of the Issuer. This Schedule 13G is being converted to Schedule 13D as the Fund has entered into a bridge loan agreement with the Issuer (the “Bridge Loan Agreement”), which is described in the Issuer’s Form 8-K filed on June 29, 2006. The Bridge Loan Agreement grants the parties to the agreement certain rights with respect to the Issuer. The bridge loan was made in conjunction with a proposal that could result in the restructuring of the Issuer’s business strategy, certain management changes and modification of the size and composition of the Board of Directors. The Fund may enlist other shareholders to facilitate these changes. In addition, the Fund may purchase additional debt securities and common stock purchase warrants of the Issuer pursuant to the terms and conditions of a longer term financing.

Item 5. Interest in Securities of the Issuer.

(a) and (b). See the rows numbered 7, 8, 9, 10, 11 and 13 on each of pages 2 through 4 above, which are incorporated herein by reference.

(c) No transactions in the Shares were effected by the Fund or the Reporting Persons during the past 60 days.

(d) No person is known by the Fund or any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares that may be deemed to be beneficially owned by the Fund or the Reporting Persons, other than EHC Inc.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Fund is a party to that certain Securities Purchase Agreement dated March 26, 2004 among the Issuer and the Purchasers named therein (the “Securities Purchase Agreement”). Pursuant to the terms of the Securities Purchase Agreement, the Fund purchased from the Issuer certain shares of Series A Convertible Preferred Stock and warrants to purchase shares of Common Stock subject to the terms therein. The full text of the Securities Purchase Agreement as filed with the Securities and Exchange Commission (“SEC”) is hereby incorporated herein by reference.

The Fund is a party to that certain Registration Rights Agreement, dated March 26, 2004 between the Issuer and the parties named therein (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement the Issuer will file with the SEC a shelf registration statement relating to the shares of Common Stock (i) issuable upon conversion of the shares of the Series A Convertible Preferred Stock, (ii) issuable as dividends paid on the shares of Series A Convertible Preferred Stock and (iii) issuable upon exercise of the warrants, purchased by the purchasers pursuant to the Securities Purchase Agreement. The full text of the Registration Rights Agreement as filed with the SEC is hereby incorporated herein by reference.

The Certificate of Designations for Series A Preferred Stock of the Issuer sets forth certain rights and privileges in connection with its Series A Convertible Preferred Stock, including but not limited to, dividends, voting, conversion and anti-dilution rights. The full text of the Certificate of Designations for Series A Preferred Stock as filed with the SEC is hereby incorporated herein by reference.

The Fund is a party to that certain Common Stock Purchase Warrant (the “Warrant”) which entitles the Fund to purchase 416,665 shares of Common Stock of the Issuer for a purchase price of $2.25 per share (subject to adjustment). The Warrant must be exercised on or prior to 5:00 p.m. EST on March 26, 2009. The full text of the form of Warrant as filed with the SEC is hereby incorporated herein by reference.

The Fund entered into a Bridge Loan Agreement with the Issuer and the other Lenders named therein which is described more fully in Item 4, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number:	Exhibit Description:
99.1	Joint filing agreement pursuant to which the Fund and the Reporting Persons have authorized the filing of this Amendment as a group.

99.2	Securities Purchase Agreement dated March 26, 2004 among SpectRx, Inc. and the purchasers listed therein (incorporated by reference to Exhibit 99.2 to the Issuer’s 8-K filed on March 29, 2004).

99.3	Registration Rights Agreement, dated March 26, 2004 between the Issuer and the parties named therein (incorporated by reference to Exhibit 99.3 to the Issuer’s 8-K filed on March 29, 2004).

99.4	Certificate of Designations for Series A Preferred Stock (incorporated by reference to Exhibit 99.4 to the Issuer’s 8-K filed on March 29, 2004).

99.5	Form of Common Stock Purchase Warrant between the Issuer and the Fund (incorporated by reference to Exhibit 99.6 to the Issuer’s 8-K filed on March 29, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2006	EASTON HUNT CAPITAL PARTNERS, L.P.

	By:	EHC GP, LP, its general partner

	By:	EHC, Inc., its general partner

	By:	/s/ Richard P. Schneider
	Name:	Richard P. Schneider
	Title:	Vice President

EHC GP, LP

	By:	EHC, Inc., its general partner

	By:	/s/ Richard P. Schneider
	Name:	Richard P. Schneider
	Title:	Vice President

EHC, INC.

	By:	/s/ Richard P. Schneider
	Name:	Richard P. Schneider
	Title:	Vice President